UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 28, 2022

Barclays Bank PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K is filed by Barclays Bank PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Half-year Results dated 28 July 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS BANK PLC
(Registrant)

Date: July 28, 2022

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

28 July 2022

Barclays Bank PLC

2022 Interim Results Announcement

Barclays Bank PLC announces that its 2022 Interim Results Announcement will today be submitted to the National Storage Mechanism and will shortly be available for inspection at:

https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

The Barclays Bank PLC 2022 Interim Results Announcement may also be accessed via the Barclays website at:

https://home.barclays/investor-relations/reports-and-events/latest-financial-results/.

This announcement is made in accordance with DTR 6.3.5R(1A).

Additional information

Information required to be communicated in unedited full text was included in the Barclays Bank PLC 2022 Interim Results Announcement and will be available shortly for inspection on the National Storage Mechanism.

- ENDS -

For further information, please contact:

Investor Relations                           Media Relations

Chris Manners                                  Jon Tracey
+44 (0) 20 7773 2136                      +44 (0) 20 7116 4755